SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d/16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2002

AEGON N.V.

MARIAHOEVEPLEIN 50
2591 TV THE HAGUE
THE NETHERLANDS

EXHIBIT INDEX

3.1 Articles of Incorporation of the Registrant, amended and effective as of May 18, 2000.

6. A register of registered shares shall be kept by or on behalf of the Company. The register may consist of various parts which may be kept in different places and each may be kept in more than one copy and in more than one place as determined by the executive board. The register shall be kept up to date. In the register shall be entered the names and the addresses referred to in paragraph 7 of all the holders of registered shares, the call paid on each share and such other particulars as the executive board may determine. The entries in the register as well as the amendments thereof shall be certified in a manner to be prescribed by the executive board. Article 85 Book 2 of the Dutch Civil Code shall apply to the Company.
7. Every holder of a registered share as well as usufructuaries and lienors of such a share are obliged to furnish the Company in writing with an address to which all notices, dispatched by the Company in respect of his share, are to be delivered.
8. Any holder of a registered share as well as usufructuaries and lienors of such a share shall, at their request, be provided free of charge with an extract from the register which shows their right to such share.
9. The executive board may resolve that for registered shares certificates of share shall be made available.
10. The certificates of registered shares shall not be provided with dividend sheets. They shall be available for such numbers of registered shares as the executive board shall fix and determine.
11. The executive board shall determine the form and contents of the certificates of share with due observance for the provisions of these articles of incorporation. Each certificate shall state upon the face thereof that it is a certificate of a common share or of a preferred share and shall further bear indications, such that it can be distinguished from other certificates of share. They shall be signed by a member of the executive board and a member of the supervisory board whose signatures may be in facsimile. The executive board can provide that certificates of registered shares shall also be signed by one or more persons to be designated for this purpose by the executive board.
12. At the request of the shareholder
    a. shares to bearer will be exchanged for registered shares and vice versa;
    b. certificates of shares to bearer will be exchanged for more or fewer certificates of together the same number of shares of the same kind to bearer (with due observance for the provisions of paragraph 4);
    c. certificates of registered shares will be exchanged for more or fewer certificates of together the same number of registered shares of the same kind (with due observance of the provisions of paragraph 10); and
    d. certificates of registered shares will be issued or taken back by the Company, the original entry in the register being maintained,

    all this subject to the provisions of paragraph 3. Such request shall be made in writing at the address to be determined by the executive board. The executive board may provide that the request must be made by the filling in and signing of a form to be made available by the Company. For the transactions mentioned above under a) and d), the Company shall only charge costs, which costs shall have to be paid before the request will be complied with. The other transactions mentioned above shall not be performed until the certificates of share to be surrendered or to be exchanged, as the case may be, have been handed in, with any appurtenant documents belonging to them.
13. The Company may acquire other than by gratuitous title, any fully paid shares in its own capital only if:
    a. its net assets reduced by the purchase price is not less than the paid-in and claimed portion of the capital increased by the reserves which must be maintained according to the law, and
    b. the nominal amount of the shares in its capital which the Company acquires, holds or holds in pledge or which are held by a subsidiary company does not exceed one tenth of the issued capital. The term 'shares' in this paragraph shall include depositary receipts thereof.

14. For the acquisition of shares referred to in the preceding paragraph the executive board shall require the authorization of the general meeting of shareholders, which authorization shall be valid for eighteen months. The authorization shall determine how many shares may be acquired, how they may be acquired and the minimum and maximum price.
15. The Company may acquire its own shares for transfer to staff employed by the Company or by a Group Company, pursuant to a regulation to that effect.
16. No payments shall be made on shares which the Company holds in its own share capital.
17. The Company may not vote shares which it holds in its own share capital; in addition Article 118 paragraph 7 of Book 2 of the Dutch Civil Code shall apply. In determining the extent to which the shareholders cast their votes, are present or represented, or the extent to which the share capital is furnished or represented, shares for which the law determines that no vote may be cast thereon, shall not be taken into account.
18. The term 'shares' means both common and preferred shares, unless the contrary is expressly provided or is evident from the context.
19. The rights of holders of depositary receipts issued with the cooperation of the Company and of usufructuaries and lienors to whom the law has accorded corresponding rights are subject to the legal provisions concerned.

Issuance of shares.
Article 5.

1. The authority to issue shares is vested in the general meeting of shareholders or in the executive board, after it has been designated to do so by the general meeting for a fixed period of five years at the utmost, in such numbers, at such times and on such terms -but not below par, except if the provisions of Article 80, Book 2 of the Dutch Civil Code apply, and subject to payment in full - as the general meeting or the executive board respectively shall determine. In a resolution on the aforesaid designation it shall be determined how many shares of either type may be issued.
2. If the executive board has been so designated by the general meeting of shareholders as mentioned in paragraph 1, this designation may only be withdrawn if it is thus proposed by the executive board and approved by the supervisory board, unless the designation specifically states that it cannot be withdrawn.
3. In the case that common shares are issued, holders of common shares shall, subject to the exceptions mentioned in the law, have the right, within a period to be set by the executive board and subject to the approval of the supervisory board, to take new common shares at a fixed price in proportion to the number of their existing common shares, unless the general meeting of shareholders or the executive board, if the latter has been designated to this end by the general meeting - after receiving the designation referred to in paragraph 1 - for a fixed period of five years at the utmost, with due observance of Article 96a paragraph 7, Book 2 of the Dutch Civil Code, resolves upon a restriction or exclusion of the pre-emption rights.
4. The resolution upon the issuance of non-issued shares referred to in paragraph 1 and the resolution upon restriction or exclusion of the pre-emption rights referred to in paragraph 3 shall be subject to the approval of the supervisory board.
5. If the executive board has been designated, according to paragraph 1, by the general meeting of shareholders as a competent body for the passing of resolutions upon the issuance of preferred shares, a general meeting of shareholders shall be held within thirty days after such shares have been issued, in which a statement concerning the reason(s) for such issue will be made by the executive board, unless such statement had already been made before at a meeting of shareholders.
6. The executive board is authorized, with the approval of the supervisory board, within the scope of a merger of a subsidiary of the company, to issue common shares to be debited to a reserve insofar as the executive board has been appointed by the general meeting of shareholders in accordance with paragraphs 1 and 3 of this Article.
7. Without prejudice to the provisions of the preceding paragraphs and of Article 96 paragraph 2, Book 2 of the Dutch Civil Code, the issuance of preferred shares shall be subject to the previous approval of the meeting of holders of preferred shares.

8. The preceding two paragraphs shall not apply in the case that preferred shares are issued to the only holder of preferred shares.

Repayments on preferred shares.
Article 6.
Provided the provisions of Article 99, Book 2 of the Dutch Civil Code are observed, the general meeting of shareholders may stipulate, on the proposal of the executive board, that the calls paid on the preferred shares shall be repaid in whole or in part; in case of whole repayment these shares shall be withdrawn. Partial repayment shall, in respect of all those shares, be made proportionately. Without prejudice to the provisions of paragraph 5 of the above-mentioned Article 99, this resolution of the general meeting shall require the previous or simultaneous approval of the meeting of holders of preferred shares.

Transfer of registered shares.
Article 7.
1. Without prejudice to the provisions of paragraphs 2, 3 and 4 the transfer of a registered share shall require a specific deed of transfer, setting forth the shares to be transferred, and, unless the Company itself is a party to the deed, a written acknowledgement of the transfer by the Company. The acknowledgement shall be stated in the deed itself or in a dated statement of acknowledgement in the deed or in a copy or an extract of the deed, authenticated by a notary public or the alienator. The acknowledgement may be substituted by the official delivery to the Company of such deed, copy or extract.
2. Except for the provisions of the following paragraph, any transfer of registered shares may only take place with the previous consent of the supervisory board. This consent may be so conditioned as the board may deem desirable or necessary.
3. The consent referred to in the preceding paragraph shall not be required in the case of:
   a. a transfer of registered shares for which no certificates of share are outstanding, and
   b. a transfer of registered shares for which certificates of share are outstanding, provided the deed destined for a transfer as shown on the back of the certificate(s) of share -or a separate deed corresponding with the text thereof- has been filled in and has been signed by or on behalf of the transferor.
4. Without prejudice to the provisions in paragraph 1, the transfer of registered shares for which certificates of share are outstanding can only take place if the certificate(s) of share is/are surrendered to the Company at the same time. As proof of the acknowledgement of the transfer, the acknowledgement shall be noted on that/those document(s) or that/those document(s) shall be replaced with one or more certificates of share in the name of the acquirer, all by or on behalf of the Company.
5. The provisions of the preceding paragraphs shall apply analogously to the transfer of a registered share as a result of a forced sale as well as to the allotment of a registered share as a result of the distribution of any community of property.
6. The provisions of paragraph 1 and of the first sentence of paragraph 4 shall apply analogously to the transfer of a limited right on a registered share. If a certificate of share has been issued, the acknowledgement of the transfer may only take place by a statement to this effect on the document.

Duplicate of shares, talons and dividend coupons.
Article 8.
1. In case one or more certificates of share, talons or dividend coupons should be lost or have been damaged, stolen or destroyed, the executive board may, on conditions to be stipulated by it, issue duplicates of certificates of share, talons or dividend coupons to the owner.
2. The issue of such duplicates shall render the corresponding old documents null and void against the Company.

The executive board.
Article 9.

1. The Company's management is vested with the executive board.
2. The number of members of the executive board shall be determined by the supervisory board after consultation with the executive board.
3. The members of the executive board shall be individually appointed by the supervisory board.
4. The supervisory board shall inform the general meeting of shareholders of a contemplated appointment of a member of the executive board.
5. The supervisory board appoints a chairman and may grant him the title of president and, if deemed necessary, a vice-chairman and grant him the title of vice-president from among the members of the executive board.
6. The employment conditions of the members of the executive board shall be determined by the supervisory board.
7. A member of the executive board shall not be dismissed by the supervisory board until after the general meeting of shareholders has rendered an opinion on the contemplated dismissal. At such a meeting the person concerned shall have the right to speak about the contemplated dismissal. The provisions of Article 158 paragraph 11, Book 2, of the Dutch Civil Code shall apply accordingly with respect to the provisions in paragraph 4 and this paragraph 7.
8. A member of the executive board may at any time be suspended from his duties by the supervisory board. Such suspension shall lapse unless it is followed by a general meeting of shareholders held within six months, at which the dismissal of the member concerned is dealt with in the manner described in the preceding paragraph.
9. In the event of death, temporary suspension, dismissal or any other cause which prevents the attendance of one or more but not all the members of the executive board, the other members shall temporarily be charged with the entire management. In case any such circumstances apply to all the members of the executive board, the supervisory board shall temporarily be charged with the management, in which case the supervisory board is empowered to entrust one or more persons, whether or not from among its own members, with such management.

Powers of the executive board.
Article 10.

1. The executive board is authorized to represent the Company. Each member of the executive board individually is also authorized to represent the Company.
2. The executive board is authorized, subject to the approval of the supervisory board, without the prior approval of the general meeting of shareholders to perform any of the legal acts referred to in Article 94, Book 2 of the Dutch Civil Code.
3. The executive board shall need the approval of the supervisory board for resolutions concerning:
    a. the issuance and acquisition of shares in the Company and debentures chargeable to the Company and of debentures chargeable to a limited partnership or general partnership in which the Company is a fully liable partner;
    b. cooperation in the issuance of depositary receipts;
    c. the application for quotation or cancellation of quotation of the documents under a and b hereof in the official list of any stock exchange;
    d. entering into or severing a permanent partnership of the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if this cooperation or cessation thereof has a significant impact on the Company;
    e. a participation by the Company or a dependent company in the capital of another company, which requires capital in value equal to or greater than one fourth (1/4) of the issued capital with the reserves as shown by the balance sheet with notes of the Company, as well as a radical increase or decrease of any such existing participation;

f. investments requiring an amount equal to at least one fourth (1/4) of the Company's issued share capital and reserves as shown by its balance sheet with notes thereon;
g. a proposal for an amendment of the articles of incorporation;
h. a proposal for the dissolution of the Company;
i. a petition in bankruptcy and a petition for a moratorium;
j. the termination of service of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;
k. a significant change in the working conditions of a substantial number of employees of the Company or of a dependent company;
l. a proposal for a reduction of the issued share capital; and
m. a proposal for a merger.

4. The term 'dependent company' used in these articles of incorporation means a company as mentioned in Article 152, Book 2 of the Dutch Civil Code.
5. Resolutions and acts adopted or performed respectively without the approval as required by the law and these articles of incorporation (except in the case that the approval, required by the provision in paragraph 3, subparagraph m is missing), do not effect the authority of the executive board or its individual members to represent the Company. Without prejudice to the previous sentence the executive board shall remain responsible to the Company for the aforementioned acts or resolutions adopted or performed without the required approval.

Supervisory board.
Article 11.

1. The Company shall have a supervisory board.
2. The individual members of the supervisory board shall be appointed by the supervisory board.
3. The supervisory board shall consist of at least seven natural persons. If the number of the members of the supervisory board is less than seven, the board shall take measures forthwith to increase the number of members to at least seven.
4. The general meeting of shareholders, the executive board and the workers' council may recommend persons to the supervisory board for appointment as members. To this end, the supervisory board shall inform them in a timely fashion when and for what reason a vacancy on the supervisory board has to be filled. The workers' council shall not pass a resolution as meant in this Article until the Company and the workers' council have at least once consulted together on the issue concerned.
5. The supervisory board shall notify both the general meeting of shareholders and the workers' council of the name of the person whom it wishes to appoint.
6. The information mentioned in paragraph 4 and the notification mentioned in paragraph 5 may be contained in the notice by which the meeting of shareholders is convened.
7. The recommendation referred to in paragraph 4 and the notification referred to in paragraph 5 shall state the candidate's age, occupation, the amount in money of the shares he holds in the Company's share capital and the posts he occupies or has occupied, in so far as the latter are of importance to the performance of duties as a member of the supervisory board. They shall also state the companies of which the candidate is already a member of a supervisory board; if they should include companies belonging to one and the same group, the group's name shall suffice. The grounds for the recommendation and the nomination shall also be stated.
8. The supervisory board shall appoint the person referred to in paragraph 5, unless the general meeting of shareholders or the workers' council objects to the intended appointment. The grounds for this objection may only be that the regulations of paragraph 4, second full sentence, or paragraph 5 have not been properly complied with, that it is expected that the nominated person will be unsuitable for the fulfilment of the task as a member of the supervisory board or that the supervisory board will not be composed as it should be subsequent to the intended appointment.
9. The appointment procedure outlined in this Article shall also be subject to the provisions set forth in Article 158, Book 2 of the Dutch Civil Code.

Article 12.

1. The following persons may not be members of the Company's supervisory board:
    a. employees of the Company;
    b. persons employed by a dependent company;
    c. committee members of, and persons employed by a workers' organization usually involved in fixing the employment conditions of the persons referred to under paragraphs a and b above.
2. Without prejudice to the provision of paragraph 3 b, a member of the supervisory board will be appointed for a period of 4 years, unless a shorter period is considered desirable. In the year in which a person reaches the age of seventy (70) years or over, he/she shall no longer be eligible for appointment as a member of the supervisory board.
3. A member of the supervisory board shall retire no later than:
    a. at the conclusion of the annual general meeting of shareholders, to be held in the year in which the number of years the appointment was valid elapse or have elapsed; in this case the retiring member of the supervisory board shall be eligible for reappointment forthwith;
    b. at the conclusion of the annual general meeting of shareholders in the year in which the member of the supervisory board concerned will reach the age of seventy (70) years.
4. The Corporate Affairs Division (Ondernemingskamer) of the Amsterdam Court of Justice (Gerechtshof) may, if so petitioned, dismiss a member of the supervisory board from office for dereliction of duty, for other important reasons or due to significant changes in circumstances which result in his retention as a member of the supervisory board no longer being reasonably required by the Company. This petition may be filed by the Company, represented for the purposes thereof by the supervisory board, a representative of the general meeting of shareholders or a representative of the workers' council. Article 158 paragraphs 11 and 13, Book 2 of the Dutch Civil Code are applicable.
5. A member of the supervisory board may be suspended from his duties by the supervisory board; such suspension shall lapse by right if the Company has not filed a petition with the Corporate Affairs Division, mentioned in the preceding paragraph, within one month of the commencement of such suspension.

Article 13.

1. The supervisory board shall elect a chairman and a vice-chairman from among its members.
2. If the chairman and the vice-chairman are absent or prevented from attending a meeting, one of the other members of the supervisory board, to be designated by the supervisory board, shall act as chairman.
3. A resolution of the supervisory board shall be evidenced by a document containing such resolution, signed by the chairman or, if he is absent or prevented from attending, by one of the other members of the supervisory board.
4. The fees to be paid to of a member of the supervisory board shall be fixed by the general meeting of shareholders and shall not be dependent upon the profit of the Company.

Article 14.

1. The supervisory board has as its duties to supervise the administration by the executive board and the general course of business of the Company and the enterprise associated with it and to assist the executive board with advice. In performing their duties the members of the supervisory board shall be guided by the interests of the Company and the enterprise associated with it.